Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” and to the use of (i) our report dated March 31, 2010 with respect to consolidated balance sheets of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009 and 2008, the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended and the accompanying financial statement schedule; and (ii) our report dated February 18, 2010 with respect to the statement of revenues and certain operating expenses of Springhouse at Newport News for the year ended December 31, 2008, all incorporated by reference into Post-Effective Amendment No. 3 to the Registration Statement (Form S-11 No. 333-153135) and related Prospectus of Bluerock Enhanced Multifamily Trust, Inc. for the registration of its common stock.

/s/ Freedman & Goldberg, CPAs, PC

Farmington Hills, MI
June 3, 2010